Exhibit 4.(a).39

[FOR CONVENIENCE ONLY, NOT AN OFFICIAL TRANSLATION]

[State Emblem]

The State of Israel
Ministry of Communications

General License for Partner Communications Ltd. for the Provision of
Mobile Radio Telephone (MRT) Services using the Cellular Method

Amendment No. 24

By virtue of the powers of the Minister of Communications under Article 4 (e) of the Communications Law (Telecommunications and Broadcasts), 5742-1982,1 that have been delegated to us, and by all our other powers under any law, we hereby amend the General License for the provision of mobile radio telephone (MRT) services using the cellular method granted to Partner Communications Company Ltd. on 7 April 1998, as follows:

Addition of Article 75C

After Article 75B shall be inserted:

“75C Temporary Provision

Notwithstanding the above-mentioned in Article 75B, for the period beginning 9 May 2004 until 9 August 2004, the following provisions shall apply:

(a)	The Licensee may charge a Subscriber for transferring a Short Message Service, to Terminal Equipment connected to an MRT system of another MRT licensee (“Message between Networks”), payment that shall not exceed the payment the Licensee charges Subscribers for transferring a Short Message Service, from Terminal Equipment connected to the Network to Terminal Equipment connected to the Network, in addition to a charge that shall not exceed the fee for transferring a Short Message Service as set forth in the Communications Regulations (Telecommunications and Broadcasting) (Payments for Interconnection), 2000 minus a reduction in the amount of 0.7% [2].

1 Sefer Hahukim, (Hebrew), 5742-1982, p.218, 5761-2001, p. 530
2 The reduction in the amount of 0.7% is based on reports received from some of the MRT operators, regarding the rate of Short Message Services between Networks that did not reach their destination. Article 75C was set as a temporary provision for a period of only three months, during which time the MRT operators shall carry out the necessary adjustments between their MRT networks and interconnection arrangements for the complete application of Article 75B of their license. For the avoidance of doubt, it should be clear that this temporary provision is set for a limited period of time only, due to the difficulties that MRT operators experienced regarding the possibility to receive information regarding the inability to complete a Short Message Service in another MRT network. However, it should not be inferred from this temporary arrangement to the matter of allowing collection of payment for a Short Message Service that did not reach it’s destination, and it does not detract from the Ministry’s basic position that as a rule, no payment shall be charged for a Telecommunication Service that was not completed.

(b)	The Licensee may charge a Subscriber payment for a Short Message Service between Networks as set forth in sub-section (a) even if the transfer to the receiving Subscriber has not been completed.”

/s/ Uri Olenik —————————————— Uri Olenik, Adv. Director-General Ministry of Communications	( May 9, 2004) /s/ Haim Giron —————————————— Haim Giron, Adv. Senior Deputy Director-General, Engineering and Licensing, Ministry of Communications